SCHEDULE A
TO THE INVESTMENT ADVISORY AGREEMENT
BETWEEN THE DIREXION FUNDS AND RAFFERTY ASSET MANAGEMENT, LLC

Pursuant to section 1 of the Investment Advisory Agreement between the Direxion Funds (the “Trust” and Rafferty Asset Management, LLC (“Rafferty”), the Trust hereby appoints Rafferty to manage the investment and reinvestment of the Portfolios of the Trust listed below.  As compensation for such, the Trust shall pay to Rafferty pursuant to section 7 of the Investment Advisory Agreement a fee, computed daily and paid monthly, at the following annual rates as percentages of each portfolio’s average daily net assets:

S&P 500® Bull 2.5X Fund	0.75%	S&P 500® Bear 2.5X Fund	0.75%
NASDAQ-100® Bull 2.5X Fund	0.75%	NASDAQ-100® Bear 2.5X Fund	0.75%
Small Cap Bull 2.5X Fund	0.75%	Small Cap Bear 2.5X Fund	0.75%
Dollar Bear 2.5X Fund	0.75%	Dollar Bull 2.5X Fund	0.75%
Emerging Markets Bull 2X Fund	0.75%	Emerging Markets Bear 2X Fund	0.75%
Developed Markets Bull 2X Fund	0.75%	Developed Market Bear 2X Fund	0.75%
Latin America Bull 2X Fund	0.75%	China Bull 2X Fund	0.75%
Commodity Trends Strategy Fund	1.00%	Financial Trends Strategy Fund	1.00%
Direxion/Wilshire Dynamic Fund	0.75%	Commodity Bull 2X Fund	0.75%
10 Year Note Bull 2.5X Fund	0.75%	10 Year Note Bear 2.5X Fund	0.75%
Dynamic High Yield Bond Fund	0.75%	HY Bear Fund	0.75%
US Government Money Market	0.50%

Evolution Managed Bond Fund	1.00%	Evolution All-Cap Equity Fund	1.00%
Evolution Market Leaders Fund	1.00%	Evolution Alternative Investment Fund	1.00%
Evolution Total Return Fund	1.00%

HCM Freedom Fund	1.00%

Spectrum Select Alternative Fund	1.00%	Spectrum Global Perspective Fund	1.00%
Spectrum Equity Opportunity Fund	1.00%

PSI Total Return Fund	1.15%	PSI Core Strength Fund	1.15%
PSI Macro Trend Fund	1.15%

Dated:  September 22, 1997, as amended most recently on February 11, 2009.